FORM OF COMMITMENT LETTER FROM BANKNORTH, N.A.
                              DATED AUGUST 19, 2002

                                                                   EXHIBIT (B)-1

August 19, 2002

The Vermont Teddy Bear Co., Inc.
6655 Shelburne Road
P.O. Box 965
Shelburne, Vermont 05482
         Attention: Elisabeth B. Robert, President

Dear Ms. Robert:

On behalf of Banknorth, National Association (the "Bank"), I am pleased to inform you that The Vermont Teddy Bear Co., Inc.'s request for financing has been approved. Outlined below are the basic terms for the financing. Other terms are outlined in the attached Exhibit A, which is incorporated herein by reference.

TERMS OF CREDIT

There will be two loans to The Vermont Teddy Bear Co., Inc. and one mortgage loan to URSA (VT) QRS 12-30, Inc. (the "Loans"). The mortgage loan proposed to be made to URSA (VT) QRS 12-30, Inc. ("URSA") is set forth in a separate letter and will be for the purpose of refinancing the existing mortgage loan for The Vermont Teddy Bear Co. Inc.'s main headquarters and retail/manufacturing facility in Shelburne, Vermont. All such Loans shall close contemporaneously.

FACILITY I - TERM LOAN


BORROWER:         The Vermont Teddy Bear Co., Inc.

AMOUNT:           Up to $3,000,000

PURPOSE: Repurchase of capital stock in the Borrower on the open market or through a tender offer and in each case consistent with the projections submitted to the Bank

INTEREST:         The Borrower will have an option to, prior to the Closing, select one of three options:

                  Option I - (i) the Bank's Prime Rate (adjusted daily) or (ii) LIBOR (for 30, 60 or 90 day interest periods) plus 2.20 %; or

                  Option II - the Prime Rate minus 0.5%; or

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                  Option III - A fixed rate per annum to be determined at
                  closing equal to the 2.5 year term Federal Home Loan Bank rate plus 2.00%.

                  The "Prime Rate" is the rate from time to time announced and made effective by Bank as the Prime Rate. The interest rate for Prime Rate borrowing would change as and when the Prime Rate changes. Interest on Prime Rate borrowings would be payable monthly in arrears. Interest on LIBOR based borrowings would be payable monthly in arrears and upon the end of the applicable interest period. Interest would be calculated on the basis of a 360 day year. If option I is selected, there will be no more than three LIBOR based borrowings allowed at any one time.

                  If Option I or Option II is selected, the Borrower shall have an option, during the term of the Loan, to convert the interest rate to a fixed rate quoted by the Bank and based upon the available Federal Home Loan Bank rate with a term most closely approximating one-half of the remaining term, in years, of the Loan, plus 2.0%.


PREPAYMENT FEE:   There will be a Prepayment Fee equal to 2% and 1% of the
                  principal amount of the Loan in years 1 and 2, respectively, if the loan is paid in full from a sale of the Borrower (or a substantial portion of its assets) or from financing from any source other than the Bank. In addition, if the LIBOR option is selected, there would be a prepayment fee for any prepayment prior to the expiration of the applicable LIBOR interest period. If the fixed rate option is selected, either before the Closing or during the term of the Loan, and the Borrower makes any prepayment, the Borrower shall reimburse the Bank for any resulting loss, lost income or profit, or expense incurred by the Bank, including without limitation any loss or expense incurred in obtaining, liquidating or reemploying deposits from third parties.

MATURITY:         Five Years from Closing

AMORTIZATION:     Facility I shall have principal repayment based upon the
                  following schedule:

                  Year 1 - 12 monthly principal payments of $65,250 plus interest;
                  Year 2 - 12 monthly principal payments of $65,250 plus interest;
                  Year 3 - 12 monthly principal payments of $37,825 plus interest;
                  Year 4 - 12 monthly principal payments of $39,825 plus interest;
                  Year 5 - 12 monthly principal payments of $41,850 plus interest; and

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August 19, 2002
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                  a final payment at maturity equal to the remaining principal balance plus all accrued and unpaid interest.

EXCESS
CASH FLOW
PREPAYMENT:       In addition to the scheduled monthly repayments, the Borrower will make an annual repayment equal to 25 percent of excess cash flow, defined as EBITDA minus principal payments of long term debt, interest expense, un-financed capital expenditures, taxes and dividends. The annual mandatory prepayment would not apply if certain loan to value ratios are met, as will be established by the Bank and set forth in the applicable Loan
                  Documents.

ORIGINATION
FEE: The Borrower shall pay the Bank, at or prior to closing, an origination fee equal to 0.25% of the principal amount of the Term Loan, and an origination fee of 0.25% of the principal amount of the mortgage loan made to URSA.

FACILITY II - REVOLVING LINE OF CREDIT

BORROWER:         The Vermont Teddy Bear Co., Inc.

AMOUNT:           Up to $4,000,000

PURPOSE:          Working capital needs

MATURITY:         The Line of Credit will have a two-year term from closing at which time all principal outstanding, together with all accrued and unpaid interest, shall be due. The Borrower will have the right to draw on the Line of Credit, upon terms and conditions set forth in the Loan Documents for the Line of Credit.

INTEREST:         The Borrower will have an option to, prior to the Closing, select one of two options:

                  Option I - (i) the Bank's Prime Rate (adjusted daily) or (ii) LIBOR (for 30, 60 or 90 day interest periods) plus 2.20 %; or

                  Option II - the Prime Rate minus 0.5%.

                  Interest will be paid during the term of the Line of Credit on a monthly basis. The interest rate for Prime Rate borrowings would change as and

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August 19, 2002
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                  when the Prime Rate changes. Interest on Prime Rate borrowings would be payable monthly in arrears. Interest on LIBOR based borrowings would be payable monthly in arrears and upon the end of the applicable interest period. Interest would be calculated on the basis of a 360 day year. If option I is selected, there will be no more than three LIBOR based borrowings allowed at any one time.

PREPAYMENT
FEE: There will be a Prepayment Fee equal to 2% and 1% of the maximum principal amount committed under the Line of Credit in years 1 and 2, respectively, if the loan is paid in full from a sale of the Borrower (or a substantial portion of its assets) or from financing from any source other than the Bank. In addition, if the LIBOR option is selected, there would be a prepayment fee for any prepayment prior to the expiration of the applicable LIBOR interest period.

DISBURSEMENTS:    Drawings under the Line of Credit will be disbursed in
                  accordance with the terms and conditions as the Bank may establish in the Loan Documents.

ORIGINATION
FEE: The Borrower shall pay to the Bank, at or prior to closing, an origination fee equal to 0.25% of the principal amount of the Line of Credit.

UNUSED
FACILITY FEE:     None

GENERAL

Please recognize that the Bank has not attempted to define all the legal terms of this transaction in this letter. The closing of the credit facilities described herein is conditioned upon the closing of the mortgage loan with URSA and satisfaction of all conditions to such loan. The Borrower will execute and deliver to the Bank all documents, instruments, certificates, opinions and assurances as the Bank might request in connection with closing the loans on the basis outlined herein and the closing of the proposed mortgage loan to URSA. The loan documents will contain such warranties, covenants and conditions as usually are contained in documents relating to credit facilities similar to this accommodation and as the Bank may require, consistent with prudent lending practice. It is understood that the Bank may revise the structure, terms and conditions of the credit facilities and its documents to its satisfaction and that of its counsel. The use of loan proceeds shall be consistent with the projections previously submitted by the

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August 19, 2002
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Borrower to the Bank. It is further understood that the choice of governing law for this transaction and the location of negotiations, closing and funding this transaction shall be satisfactory to the Bank and its counsel.

The availability of this proposal is subject to the usual condition that there be no material adverse change in the financial condition or business operations of either the Borrower or URSA, or a material adverse change in any of VTB or URSA's assets, including any collateral to be pledged to the Bank, in each case, since the date of the Borrower's submission of documents and financial statements to the Bank. This proposal is further subject to any changes in government regulation or monetary policy. Without limiting the generality of the foregoing, if there is any material adverse change in the business operations of the Borrower, the condition of its assets, or its prospects for performance, the Bank may terminate this proposal without liability to the Borrower or URSA. This proposal supersedes all prior proposals presented by the Bank to the Borrower.

If you would find this proposal acceptable, please so indicate by signing in the space provided below as well as on Exhibit A and returning this letter and Exhibit A, to my attention by the close of business August 23, 2002.

Unless the Loans are closed or the commitment is otherwise extended by the Bank (in its discretion), this proposal will expire on September 30, 2002.


Very truly yours,

Banknorth, National Association


By:      s/H. Ellery Perkinson
         H. Ellery Perkinson
         Vice President


ACCEPTED AND AGREED TO:

The Vermont Teddy Bear Co., Inc.


By:  /s/Elisabeth B. Robert
    ----------------------------------
         President and duly
         Authorized Agent

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The Vermont Teddy Bear Co., Inc.
August 19, 2002
Page 6 of 10

                                    EXHIBIT A

Security. The Bank shall receive a collateral assignment of the Borrower's lease with URSA for the Borrower's retail/manufacturing facility located at what is known as 6655 Shelburne Road, Route 7, Shelburne, VT, and currently leased from URSA (the "Property"), a second mortgage of the Borrower's real estate located at Shelburne South Commercial Park Condominium (the "Additional Real Estate"), which mortgage shall be a first with respect to the Mortgage Loan contemplated to be made to URSA and a second with respect to Borrower's obligations with respect to the Term Loan and the Revolving Line of Credit, a first perfected security interest in all assets of the Borrower, collateral assignments of all intellectual property, a stock pledge in all of the Borrower's subsidiary corporations, and collateral assignments of all leases and rents associated with Borrower's leased properties. The existing loan documents between URSA and Chittenden Bank shall be duly and validly assigned to the Bank and shall all be in form and substance satisfactory to the Bank and its counsel. URSA shall subordinate any lien it has in the Borrower's assets, other than the Additional Real Estate, to the Bank's lien and security interest in Borrower's assets.

For the Mortgage Loan contemplated to be made to URSA, the Borrower shall pledge (subject to no other liens) to the Bank a certificate of deposit with the Bank in such amount as the Bank may reasonably require such that the loan to value ratio of the Mortgage Loan meets the Bank's standards for loans of similar size and credit. It is currently expected that the certificate of deposit shall be in the approximate amount of $410,000. The certificate of deposit shall also serve as collateral for the Term Loan and the Revolving Line of Credit.

Life Insurance. The Bank shall have received a collateral assignment of a key-person life insurance policy insuring the life of Elisabeth Robert, which policy shall be in a minimum amount of $3,500,000, issued by an insurance company licensed in the State of Vermont, in each case satisfactory to the Bank.

Assignment of Leases. All leases associated with the business assets of the Borrower, including the Property, must be in form and substance satisfactory to the Bank and its counsel. All such leases shall be validly assigned to the Bank and subordinated to the Bank's mortgage interest in the Property.

Financial
Covenants:        Financial covenants required will include the following:

                  Minimum Fixed Charge Coverage: Measured quarterly on a trailing four quarter basis, the Borrower must realize a minimum Fixed Charge Coverage Ratio level equal to or greater than the following:

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August 19, 2002
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                  For all fiscal quarters through 6-30-2004: 1.15 to 1;
                  for the fiscal quarter ending 9-30-2004 and for each fiscal quarter thereafter, 1.75:1.

                  Fixed Charge Coverage is defined as EBITDA minus taxes minus un-financed capital expenditures minus dividends all divided by the sum of interest expense plus principal payments on all long-term debt and capital leases. "EBITDA" means, with respect to any fiscal period, Borrower's and its subsidiaries' consolidated net earnings (or loss), minus extraordinary gains, plus interest expense, income taxes, and depreciation and amortization, for such period, and less any investment income and so called "other income", as determined in accordance with generally accepted accounting principles, consistently applied.

                  Maximum Total Funded Debt to EBITDA: The ratio of Total Funded Debt to EBITDA, measured quarterly, can not exceed the following ratio levels:

                  For all Fiscal quarters through 6-30-2003:  2.6 to 1;
                  for all fiscal quarter commencing 9-30-2003 through 6-30-2004:
                  2.0 to 1;
                  for all fiscal quarters beginning 9-30-2004 and ending 6-30-2005:1.5 to 1; and
                  for the fiscal quarter ending 9-30-2005 and for all fiscal quarters thereafter: 1.0 to 1.

                  Minimum Tangible Net Worth:
                  The Borrower shall maintain a minimum tangible net worth of not less than $3,000,000, at all times. Beginning with the fiscal year period ending June 30, 2003, said amount shall be increased by 50% of net income on an annual basis, and shall not be reduced by net losses (if any).

                  Maximum Capital Expenditures

                  The Borrower shall not make any capital expenditures in excess of $1,750,000 in the aggregate in any year.

Negative Covenants. The loan documents will contain prohibitions against assuming liabilities or obligations of others; restrictions on dividend payments; limitations on the purchase or sale of equipment and fixed assets; limitations on compensation of officers and owners; limitations on selling assets without the concurrence of the Bank; restrictions concerning acquisitions, consolidations, mergers, investments or similar transactions, restrictions on changing its

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August 19, 2002
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organizational structure, and restrictions on change in management or failure of the Borrower to continue to employ Elisabeth B. Robert in her current capacity.

Appraisal. The Bank will require a satisfactory appraisal of the Property. The loan to value ratio for all collateral must be acceptable to the Bank.

Environmental. The Bank will require satisfactory environmental due diligence, including but not limited to, an environmental site assessment report for the Property.

Subordination Agreement. All debt due and owing by the Borrower to third parties (other than trade payable incurred in the ordinary course) shall be subordinated to the Bank debt, by a subordination agreement in form and substance satisfactory to the Bank.

Legal Opinions. The Borrower shall provide to the Bank opinions of counsel in form and substance satisfactory to the Bank and its counsel.

Operating Accounts. All operating accounts of the Borrower shall be maintained with the Bank.

Financial Reports. The Borrower shall provide the Bank with the following financial reports, in form satisfactory to the Bank:

                  A. Borrower agrees to provide monthly financial statements within 45 days of the close of each month during the term of the Loans;

                  B. Borrower agrees to provide copies of its annual audited financial statements, complete with all schedules, within 90 days of the close of each fiscal year during the term of the Loans;

                  C. The Borrower will provide quarterly compliance certificate within 45 days of the end of each fiscal quarter, except for the fiscal quarter ending June 30, in which case the compliance certificate shall be due within 90 days of such date;

                  D. The Borrower will, within 90 days of the end of each fiscal year, provide an annual budget and financial projections for the following fiscal year; and

                  E. The Borrower agrees to furnish to the Bank such additional financial statements, data and information concerning the Property, and the financial condition of the Borrower and URSA as may be reasonably requested by the Bank.

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Additional Provisions. The Borrower shall: (a) comply with all governmental laws, rules and regulations, including but not limited to federal and state securities laws, and state and federal environmental laws; (b) provide proof of adequate property and liability insurance coverage on all of the Borrower's properties and business operations, which certificates shall name the Bank as a loss payee (with respect to property insurance) and as an additional insured (with respect to liability insurance).

Costs and Expenses. The Borrower shall reimburse the Bank for any and all reasonable costs and expenses, including fees and expenses of legal counsel selected by the Bank, incurred in connection with the Loans, and including the proposed Loan to URSA. The Borrower shall be responsible for reimbursing the Bank for the costs of the appraisals and environmental site assessments performed. All such costs, fees and expenses shall be due and payable, regardless of whether or not the loan transaction is consummated. The Borrower will be responsible for paying any prepayment or yield maintenance fees associated with any prepayment of the Mortgage Loan contemplated to be made by the Bank to URSA.

Environmental Compliance. The Borrower shall keep its business and the Property in full compliance with all environmental laws, including without limitation, those relating to hazardous waste or hazardous substances.

Indemnification. The Borrower shall hold harmless and indemnify the Bank from any loss, cost, damage, or expense for injury or death to persons or damage to property which may arise in connection with the construction, use, maintenance or occupancy of the Property, other than those due to the acts of the Bank, its employees or agents. Borrower shall also indemnify the Bank for any liability, loss, cost, damage, or expense arising from any violations of the Superfund and hazardous waste laws, rules or regulations or any other environmental law. The Borrower shall also indemnify the Bank for any loss, cost, damage, or expense suffered or incurred by the Bank as a result of any misrepresentation made in connection with the Loans or the breach of any representation, warranty, or agreement made by Borrower under the Loan Documents.

Loan Documents. The Bank's proposal to provide the Loans will be subject to negotiation and completion of definitive documentation, including, but not limited to a loan agreement, security agreement, mortgage, promissory notes, subordination agreements, collateral assignments, each containing appropriate representations, covenants and conditions (the "Loan Documents"). Such Loan Documents shall be satisfactory to the Bank and its counsel, consistent with prudent lending practice. The Loan Documents shall contain, among other things, covenants requiring Borrower to maintain its existence, maintain insurance, keep the collateral free of liens and encumbrances (except the Bank's lien) and payment of taxes and assessments. In addition, the Loan Documents shall contain events of default deemed appropriate by the Bank and provide remedies to the Bank upon any such default.

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August 19, 2002
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Without limiting the generality of the foregoing, the Bank's proposal and any obligation to fund any Loan under the Loan Documents is expressly conditioned upon (1) the accuracy and freedom from omissions of the information provided to the Bank by or on behalf of the Borrower, (2) the absence of any material adverse changes to the Borrower's business, the Property, operations, or financial condition, or the financial condition or operations of URSA (3) satisfactory review of applicable permits and licenses, and appropriate assignments and certifications.


ACCEPTED AND AGREED TO:

The Vermont Teddy Bear Co., Inc.


By: /s/Elisabeth B. Robert
    ------------------------------------
         President and duly
         Authorized Agent